United States securities and exchange commission logo





                             December 12, 2022

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
21, 2022
                                                            CIK No. 0001948697

       Dear Chong Jiexiang Aloysius:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 21, 2022

       Cover Page

   1. Please disclose on both the cover page and in the listing information on page 16 that you will not consummate
and close this offering without a listing approval letter from
                                                        Nasdaq Capital Market.
In this regard, we note your disclosure on page 108 of the
                                                        Underwriting section.
       Prospectus Summary, page 1

   2. We note your revised disclosure in response to comment 3, including the information about your market reach
across various industries in Singapore. Please provide additional
 Chong Jiexiang Aloysius
Simpple Ltd.
December 12, 2022
Page 2
         context for this information by comparing it to the market reach and/or current position of your competitors in Singapore.
Our Industry, page 8

3. We note your amended disclosure in response to comment 6. We note in particular that your revised disclosure mentions a market research report from Gen Consulting
         Company. Please file Gen Consulting Company's written consent as an exhibit to the registration statement or explain why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.
Develop Strategic Partnerships, page 61

4. We note your amended disclosure in response to comment 17. Please provide additional information regarding the Innovation Grants that you have received to date, including the material terms of such grants. In the section titled Awards and Accreditations on page 73, please clarify whether you have received the maximum amount of each Enterprise
         Singapore award.
Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

5. We note your amended disclosure in response to comment 18. Please revise to address the following:

                Explain why you believe that your exclusive distribution rights under the Distribution
              Agreement will be renewed at the end of the first three-year term. For example, please clarify whether this belief is based on negotiations, oral communications, written agreements, or otherwise and update your Risk Factor on page
              20 accordingly. We note that this risk factor indicates that you are not aware of any information or arrangement which could lead to a cessation or termination of existing agreements or relationships with any major customer, despite missing the milestone
              MOVs for 2021 and likely missing the milestone MOVs for 2022 under the
              Distribution Agreement.

            State whether you own the intellectual property associated with your robotics products. If applicable, please update the Intellectual Property disclosure on page 70 as well. To the extent that you do not own the intellectual property, or to the extent that you are at risk of losing certain intellectual property rights to Shanghai Gaoxian, please revise to state
FirstName LastNameChong          as much
                             Jiexiang     and update your risk factors
accordingly.
                                       Aloysius
Comapany NameSimpple
     Additionally,  pleaseLtd.
                           revise the exhibit index to indicate that you have
redacted exhibits
     pursuant to Item  601(b)(10)(iv)
December 12, 2022 Page 2               of Regulation S-K.
FirstName LastName
 Chong Jiexiang Aloysius
FirstName LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany12,
December  NameSimpple
              2022       Ltd.
December
Page 3    12, 2022 Page 3
FirstName LastName
Licenses, page 70

6. We note your amended disclosure in response to comment 19. If known, please explain in further detail which Licenses you may be required to hold in the future.
Government Regulations, page 71

7. We note your response to comment 20, including that you believe that you comply with all the laws and regulations mentioned in this section. Please revise to describe the material effects of government regulations on your operations (i.e., describe the ways in which such laws and regulations actually impact your business).
       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Lawrence S. Venick